Millar Western Forest Products Ltd.
Announces in Excess of 98% Noteholder Support
for its Amended Note Exchange Transaction

Edmonton, Alberta, April 7, 2017 – Millar Western Forest Products Ltd. (“Millar Western” or the “Company”) today announced that it has been advised that holders (“Noteholders”) holding approximately 98.6% of the Company’s US$210 million aggregate principal amount of 8.5% Senior Notes due 2021 (the “Existing Notes”) support the Company’s plan of arrangement (as amended as described below) in respect of the Company’s exchange transaction in respect of the Existing Notes (the “Note Exchange Transaction”). The Company has been advised that certain funds affiliated with Atlas Holdings LLC (collectively, “Atlas” or the “Supporting Noteholder”) currently hold or control approximately 96.5% of the Existing Notes.

The Company has agreed with the Supporting Noteholder, pursuant to the terms of the plan of arrangement and the Support Agreement entered into with the Supporting Noteholder, to amend the plan of arrangement (as amended, the “Plan of Arrangement”) to, among other things, (i) increase the Note Exchange Ratio (as defined in the Plan of Arrangement) from 50% to 62.5%, and (ii) eliminate the issuance of any Early Consent Notes on implementation of the Note Exchange Transaction. Accordingly, pursuant to the Plan of Arrangement, all of the Existing Notes will be exchanged on implementation of the Note Exchange Transaction for approximately $131.3 million of New Secured Notes (or 62.5% of the aggregate principal amount of the Existing Notes). A copy of the Plan of Arrangement will be made available on EDGAR (www.sec.gov).

It is a condition to implementation of the Note Exchange Transaction that Atlas will agree to exchange approximately US$52.1 million of principal amount of New Secured Notes it receives pursuant to the Note Exchange Transaction for 80% of the outstanding shares of the Company (the “Share Exchange Transaction”). Upon the completion of the Share Exchange Transaction, the principal amount of New Secured Notes outstanding will be approximately US$79.1 million.

In connection with the amended Plan of Arrangement, the reporting covenant of the indenture that will govern the New Secured Notes has been modified to require the Company to deliver annual audited financial statements within 90 days of the end of its fiscal year and unaudited quarterly financial statements within 45 days of the end of its first three fiscal quarters, with no corresponding management’s discussion and analysis of financial condition and results of operation being provided.

Noteholders are reminded that the meeting of Noteholders (the “Meeting”) to consider and vote on the Plan of Arrangement is scheduled for April 11, 2017 at 10:00 a.m., and that Noteholders as of the voting record date of March 8, 2017 wishing to cast a vote at the Meeting must submit voting instructions prior to 5:00 p.m. on April 10, 2017. Noteholders should refer to the management information circular of the Company (the “Circular”), which has been mailed to Noteholders and is also available on EDGAR, for additional information and instructions with respect to the process for submitting voting instructions. Votes already cast in favour of the original plan of arrangement included in the Circular will be treated as votes in favour of the Plan of Arrangement (given that the amount of New Secured Notes deliverable on the implementation of the Note Exchange Transaction will be increased).

A hearing for final approval of the Plan of Arrangement by the Ontario Superior Court of Justice (Commercial List) is currently scheduled for April 13, 2017 at 9:30 a.m.

Noteholders with questions about the Note Exchange Transaction or voting at the Meeting are encouraged to contact Kingsdale Advisors, the Company’s solicitation, information and exchange agent, at 1-866-581-0512 toll-free in North America or call collect at 1-416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the New Secured Notes in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful. The New Secured Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and other applicable securities laws.

About Millar Western

Millar Western is an integrated forest products company based in Alberta, Canada that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber.

For further information, please contact:

Millar Western Forest Products Ltd.

David Anderson
Vice-President, Finance, and Chief Financial Officer
Phone: 780-486-8238

Kingsdale Advisors

Telephone: 416-867-2272
Toll-Free: 1-866-581-0512
Email: contactus@ kingsdaleadvisors.com

Forward-Looking Statements

This news release may include information that are “forward-looking statements” within the meaning of securities laws. These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from the future results expressed or implied by the forward-looking statements. Forward-looking statements in this news release include statements with respect to: the implementation and completion of the Note Exchange Transaction and the Share Exchange Transaction (described in the Company’s news release dated March 8, 2017) and the anticipated benefits and consequences of such transactions. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the risk that the Note Exchange Transaction may not be completed on the terms described in this news release or at all; the costs associated with the Note Exchange Transaction; and the risk that the anticipated benefits and consequences of the Note Exchange Transaction may not be achieved. Other risks and uncertainties related to the Company’s business are described under “Risk Factors” in Item 3 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on March 8, 2017. Some of these risks, uncertainties and other factors include: the cyclical nature of the Company’s business and the effect of market factors on its results of operations; the effects of duties imposed by the United States on Canadian softwood lumber imports on the Company’s profitability; the effects of intense global competition; the risk that the Company may not have the capital required to maintain or grow its operations; the Company’s exposure to currency exchange risk; the availability of adequate fiber supply or an increase in the costs of fiber; the effects of natural events on the Company’s ability to harvest fiber; the impact of changes in environmental and other governmental regulations; the delay, restriction or non-renewal of environmental or other regulatory permits; the interests of the Company’s controlling shareholder; operational risks and the lack of insurance for some of such risks; and variability in the cost of energy consumed in the operation of the Company’s business.

Although the Company bases its forward-looking statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this news release. Other unknown or unpredictable factors also could harm the Company’s future results. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this news release are made only as at the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.